ROPES & GRAY LLP PRUDENTIAL TOWER 800 BOYLSTON STREET BOSTON, MA 02199-3600 WWW.ROPESGRAY.COM

Adam M. Schlichtmann T +1 617 951 7114 F +1 617 235 7346 adam.schlichtmann@ropesgray.com

June 17, 2020

VIA EDGAR CORRESPONDENCE

Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Re: State Street Variable Insurance Series Funds, Inc. (the “Company”) (Registration Nos. 002-91369 and 811-04041) Certified Shareholder Report on Form N-CSR Filed on February 28, 2020, pursuant to Rule 30b2-1 under the Investment Company Act of 1940, as Amended (the “Shareholder Report”).

Ladies and Gentlemen:

This letter provides the Company’s responses to comments on the above-referenced Shareholder Report of the Company that Ms. Miller provided by telephone to Adam Schlichtmann. For convenience of reference, each of the comments is summarized before the Company’s responses. Capitalized terms not otherwise defined herein have the meanings ascribed to them in the Shareholder Report.

1.

Comment: We remind you that the Company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the Staff.

Response: The Company acknowledges the comment.

2.	Comment: For State Street Small-Cap Equity V.I.S. Fund, in the notes to the financial statements please state the frequency with which payments are made to the sub-advisers.

Response: The Company will add disclosure on the frequency of payments made to the sub-advisers in the notes to the financial statements in future reports to shareholders.

3.

Comment: For State Street Real Estate Securities V.I.S. Fund, please consider adding disclosure in the notes to the financial statements to state that distributions received from REITs may be classified as dividends, capital gains and/or returns of capital.

Response: The Company will add disclosure that distributions received from REITs may be classified as dividends, capital gains and/or returns of capital in future reports to shareholders.

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Please feel free to contact me at 617-951-7114 to discuss any questions or comments you may have regarding the foregoing responses. Thank you for your assistance.

Sincerely,

/s/ Adam M. Schlichtmann

Adam M. Schlichtmann